James Lopez, Branch Chief - Legal

United States Securities

and Exchange Commission

September 19, 2019

Davisson & Associates, PA

ATTORNEYS AND COUNSELORS AT LAW

4124 Quebec avenue North, Suite 306

MINNEAPOLIS, MINNESOTA 55427

TELEPHONE (763) 355-5678

FACSIMILE (763) 355-5679

September 27, 2019

Via Edgar

United States Securities

and Exchange Commission

450 Fifth Street N.W.

Washington, DC 20549

Attention: James Lopez, Branch Chief-Legal

Jonathan Burr, Staff Attorney

Mail Stop 3561

Re: Earth Science Tech, Inc.

Registration Statement on Form S-1/A5

Filed: September 11, 2019

File No. 333-230543

Dear Messers. Burr and Lopez:

We act as counsel for Earth Science Tech, Inc.. We refer to the Staff’s letter dated September 19, 2019 to Nickolas S. Tabraue, President and Director of Earth Science Tech, Inc.. Mr. Tabraue has referred the Staff’s letter to us for response. In that regard, on behalf of Earth Science, we respond to the comments in the Staff’s letter with respect to Earth Science’s Registration Statement on Form S-1 A5 filed with the Commission on September 11, 2019.

Amendment No. 5 to Registration Statement on Form S-1 Filed September 11, 2019 General

1.	Comment.

We note your response to comment 1 and that the receiver’s intent is to reorganize the company. Please tell us what you mean by reorganization. For example, do you intend to restructure the company’s current debt? Or do you intend to complete an acquisition or merger transaction? Will the company continue to operate its current business plan? Will management continue to operate the company after emerging from receivership? We may have further comment.

Response.

The Staff’s Comment has been addressed in the document resubmitted as the 6th amended Registration Statement on Form S-1/A. This comment has been addressed the “cover page,” under the Section “Prospectus Summary – Corporate History” on page 2, under the heading entitled “Information with Respect to Registrant- Corporate History” on page 34, under “Business” on page 47 as well as under the heading “Legal Proceedings.” Because the prior amended Registration Statements filed with the Commission on Form S-1 and S-1/A have referred to the use of funds from the offering as being used to settle debt and by the receiver and this has been incorrect, this amended version more accurately describes the use of funds as being used for working capital and to increase the Company’s sales. This is stated in “Use of Proceeds” but also in all of the sections set forth above where the Receiver’s plan to restructure the debt is stated .

2.	Comment.

Please revise to disclose the statements provided in your response letter regarding the Mr. Stevens having “all powers of a receiver granted by statute which are extremely broad and necessarily include reorganizing and winding up the corporation. It is not necessary for the court to state that he has the power to reorganize the corporation or that he have the power to liquidate it. Those powers are granted by statute when he is appointed as a receiver.” Please also disclose the timing and steps to be taken in finalizing a plan of reorganization and getting it ratified by the court as discussed in your response letter.

Response.

The Staff’s Comment has been addressed in the sections set forth above. In order to clarify the Receiver’s role and the process involved in the receivership as well as the Receiver’s powers we have included the following in those sections as well:

“We are currently under control of a court appointed receiver (the “Receiver”). The Receiver has broad powers under N.R.S. 78.630, including the power to reorganize the Registrant or liquidate it and it is not necessary for the Court to state that he has the power to reorganize the corporation or that he has the power to liquidate it. Those powers are granted by statute when he is appointed as a Receiver. As of the date of this prospectus the Receiver has determined that there is a viable underlying business; and he plans to effect a reorganization of it and its operations. In “reorganizing” the Company, the Receiver plans to restructure its debt. In considering whether to reorganize, the Receiver first determined that there was not a reason to liquidate and wind up its affairs. Having determined that the Company was not a candidate for liquidation, the Receiver determined that, given the current operations and the potential for increasing revenues with the addition of capital, that the Company will likely be in a position to pay its expenses as they come due when the Company’s debt is restructured. As of the date hereof, no definitive plan has been developed that addresses precisely how the debt will be restructured; and because of the amount at issue in the Cromogen Litigation (See Legal Proceedings on Page 53, the Receiver will not put a plan of reorganization together until after that matter is resolved on appeal. While the Cromogen Litigation remains ongoing, the Receiver plans to use the proceeds from this offering for working capital to increase the Company’s sales, to meet its current expenses (excluding debt incurred prior to the Receiver’s appointment, which is stayed with in receivership, pending the plan of reorganization), including the costs of receivership and for the ongoing costs of the Cromogen Litigation. If the Receiver is successful in increasing the Company’s sales and operations, of which there can be no assurances, he believes that the Company will be able to meet its expenses as they come due out of operations, including the costs of receivership and the payments associated with the Company’s restructured debt; and that there will be sufficient funds to support continued growth of the Company’s sales and operations. If successful, this reorganizational approach will allow the Receiver to structure larger payments to claimants than would otherwise be possible. The Receiver intends to continue with the Company’s business plan but with a greater focus on producing additional revenue from the existing Company products as well as new versions of its existing products that may be developed. Thus, once the Cromogen Litigation is resolved, the Receiver will prepare the plan of reorganization and seek to have it ratified by way of motion before the Court. Along with the filing of the motion to ratify the plan of reorganization, the Receiver will provide direct notice to each of the affected parties as well as by filing a Current Report with the Commission on Form 8-K. The Receiver does NOT require the approval of any of the claimants or the Company stakeholders before preparing the plan of reorganization or making the motion for its to ratification.. Any party objecting to its treatment under the plan of reorganization, or to the plan itself, may only do so by making a separate motion so objecting and this is its only recourse. Unlike motion practice in litigation where there is a plaintiff and defendant; and where one party makes a motion while the other responds by way of filing and serving a reply objecting to the motion, along with a memorandum in support of the their position, in the case of the Receiver’s motion to ratify the plan of reorganization, an objecting party to the plan may only object by way of making a separate motion objecting with the Court. However, the Receiver has the ability and authority under N.R.S. 78.630 to deny a claim, accept a claim or accept a claim in part and deny a claim in part as part of its duties acting as receiver; and further, underlying this power and authority is the requirement that the Receiver, as a receiver in equity, take into consideration, the fairness and reasonableness that his reorganization plan has on all of the claimants and stakeholders. As such, an objecting party moving to challenge the plan of reorganization has a substantial burden to overcome because the Court will give great deference to a Receiver; and it is extremely unlikely that the Court would not ratify the reorganization plan. In fact, the Receiver has never had such a challenge by an objecting party accepted by a court in any of the over 30 matters where he has served as receiver. Once the plan of reorganization has been ratified by the Court, it becomes executable and after six months, becomes non-appealable (See Nevada Rules of Civil Procedure Rule 60(c)(1)). Following ratification of the plan of reorganization and its implementation, the Receiver will move the Court to be dismissed, the Court will grant the Receiver’s motion for dismissal as receiver and the Company will be returned to prior management, who will continue operating and managing the Company under its business plan, initially, as it may have been modified and improved by the Receiver. However, once the Receiver has been dismissed by the Court and control is ceded back to the prior management, the Receiver is no longer in control and management is free to manage the Company as it sees fit.

This case is particularly complex because of the matters at issue in the Cromogen Litigation; and as such, it is not possible to predict, even approximately or with any degree of certainty, how long it will take to complete the Cromogen Litigation; and since the plan of reorganization is on hold pending the outcome, the plan of reorganization is on hold as a result; although once started, the plan itself will only take a few weeks to complete. Additionally it is not possible to determine, once the plan of reorganization is developed, how long it will take to have it ratified. Initially it depends on the Court and its availability to schedule a hearing; however then, if there are objections in the form of motions, it will take additional time as the Court needs to schedule hearing(s) for them and the Receiver needs to respond to those motion(s). If a claimant’s motion objecting is successful, the court will generally instruct a receiver to develop a new plan of reorganization that takes into account, those issues raised by the complaining/moving party with which the Court may agree. In theory, this could continue indefinitely until there were no longer complaining parties and the Court finally ratifies the Receiver’s plan of reorganization, as modified. However, in practice, courts give substantial deference to receivers, since they do not have the expertise or experience necessary to develop reorganization plans and they see this as the purview of the receiver. Once ratified, there is a six month period that the Court’s decision is appealable; and although an appeal requires the posting of a bond and the basis for appeal in these matters is extremely limited, there is still the possibility that a claimant or stakeholder could bring an appeal challenging the ratification of the plan of reorganization, notwithstanding the obstacles to bringing an appeal. As a result of these issues, it is impossible to predict how long the Company will be in receivership or what the ultimate cost of receivership will be.

Reorganizations are fluid, constantly changing processes and every situation is different. As long as there is a viable underlying business, the Receiver has sufficient powers to be able to reorganize it and restructure debt in virtually any way necessary so that the Company will be able to pay its debts as they come due when it emerges from receivership. The potential number of structural changes, and types of consideration and structures for the payment to creditors are too numerous to list and are limited only by the Receiver’s creativity. Adding to this complexity, is the fact that the Receiver is also allowed to classify creditors and other constituents according to classes that it creates based on criteria the it establishes; and it may treat those different classes differently. As a receiver in equity, Mr. Stevens is also allowed to consider the fundamental fairness to all of the stakeholders and analyzing the facts of each stakeholder and what they have at risk compared with other stakeholders as he puts the plan of reorganization in place. In addition to considering issues of fairness and reasonableness, some of the tools available to a receiver in a reorganization are: canceling shares of stock where little or no consideration was paid or where allowing those shares to remain outstanding would be unfair to the other shareholders, classifying creditors into various classes, using receiver’s certificates as super priority debt instruments, promissory notes, including convertible notes, stock of various classes, including newly created classes, pledging a portion of a company’s revenue, structured payments to be made over time, granting security interests, etc.; and these tools are all available as a means to restructure the Company’s debt and to pay creditors and service providers. During the time that the Company is in receivership, the Receiver is required to make periodic status reports to the Court providing such information as the Court requires, as requested by the Court. When the plan of reorganization is finally established and ratified, the Company will be returned to the control of its prior management and the Company will continue as reorganized, as though it had never been in receivership (except with restructured debt and ideally, with any improvements in operations that the Receiver may have put in place . The stakeholders that are directly affected by the reorganization will be notified by the Receiver as to how their claims will be treated under the plan of reorganization; and the claimants and other stakeholders will also receive notice of actions taken in connection with the reorganization through the filing of a Current Report on Form 8-K. These items will also be disclosed in the Registrant’s Periodic Reports filed with the Commission of Forms 10-K and 10Q, as required. If the Receiver is not successful in reorganizing the Company, the Company may be forced to liquidate its business and this may result in a loss of the entire investment for the investors in this offering.”

3.	Comment.

Please amend your filing to include updated financial statements pursuant to Rule 8-08 of Regulation S-X. In addition, disclosure throughout your filing should also be updated to conform to the additional information that will be provided in your updated financial statements.

Response.

The Staff’s Comment has been addressed in the Financials and throughout the document resubmitted as the 6th amended Registration Statement on Form S-1/A.

If there are further comments or questions please contact the undersigned at (612) 242-2622 (or fax: (763) 355-5679).

Regards,

DAVISSON & ASSOCIATES, PA

By:	/s/ Peder K. Davisson
Peder K. Davisson, Esq.

Cc	Nicholas Tabraue, CEO
Robert L. Stevens, Receiver